CUSIP No. 038505103                                            Page 1 of 6 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)1

                               Aradigm Corporation
                               -------------------
                                (Name of Issuer)


                           Common Stock, no par value
                           --------------------------
                         (Title of Class of Securities)

                                    038505103
                                    ---------
                                 (CUSIP Number)


Kathleen K. Schoemaker                      John C. MacMurray, Esq.
Domain Associates, L.L.C.                   Reboul, MacMurray, Hewitt,
One Palmer Square                           Maynard & Kristol
Princeton, New Jersey 08452                 45 Rockefeller Plaza
Tel. (609) 683-5656                         New York, New York  10111
                                            Tel. (212) 841-5700
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 10, 2003
                                 --------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


------------------

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



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CUSIP No. 038505103                                            Page 2 of 6 Pages


1)   Name of Reporting Person                    Domain Public Equity
     I.R.S. Identification                       Partners, L.P.
     No. of Above Person
     (Entities Only)
-------------------------------------------------------------------------
2)   Check the Appropriate Box                        (a) [ ]
     if a Member of a Group                           (b) [ ]
-------------------------------------------------------------------------
3)   SEC Use Only
-------------------------------------------------------------------------
4)   Source of Funds                                    WC
-------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings is                        Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                             Delaware
-------------------------------------------------------------------------
 Number of                    7)   Sole Voting Power
  Shares
Beneficially                       2,127,620 shares of Common Stock
 Owned by                          (includes shares issuable upon conversion
   Each                            of preferred stock and exercise of
 Reporting                         warrants)
Person With                   -----------------------------------------------
                              8)   Shared Voting Power

                                                 - 0 -
                              -----------------------------------------------
                              9)   Sole Dispositive Power

                                   2,127,620 shares of Common Stock
                                   (includes shares issuable upon conversion
                                   of preferred stock and exercise of
                                   warrants)
                              -----------------------------------------------
                              10)  Shared Dispositive Power

                                                 -0-
-------------------------------------------------------------------------
11)  Aggregate Amount Beneficially         2,127,620 shares of Common
     Owned by Each Reporting Person        Stock (includes shares issuable upon
                                           conversion of preferred stock and
                                           exercise of warrants)



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CUSIP No. 038505103                                            Page 3 of 6 Pages

-------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
-------------------------------------------------------------------------
13)  Percent of Class
     Represented by                              4.1%
     Amount in Row (11)
-------------------------------------------------------------------------
14)  Type of Reporting
     Person                                      PN


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CUSIP No. 038505103                                            Page 4 of 6 Pages

                Amendment No. 1 to Schedule 13D (Final Amendment)
                -------------------------------------------------

     Reference is hereby made to the Schedule 13D originally filed with the Securities and Exchange Commission on February 20, 2003 (the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

     The Schedule 13D is hereby amended and supplemented as follows:

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     On March 10, 2003, the transactions contemplated by the Financing Purchase Agreement and the Warrant Repricing Agreement were consummated and the Voting Agreement terminated in accordance with its terms. Accordingly, DPEP and the Other Shareholders may no longer be considered a Group and DPEP may no longer be deemed to beneficially own the Other Shareholders Securities.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     The following information is based on a total of 51,352,155 shares of Common Stock outstanding as of February 11, 2003, as reported in the Issuer's Definitive Proxy Statement on Schedule 14A filed on February 21, 2003, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Act.

     (a) DPEP beneficially owns 2,127,620 Shares of Common stock, or 4.1% of the Common Stock outstanding.

     DPEA, as the sole general partner of DPEP, may be deemed to beneficially own the securities owned by DPEP. Nicole Vitullo and DA, as the managing members of DPEA, may be deemed to beneficially own the securities owned by DPEP. The individual managing members of DA may also be deemed to beneficially own the securities owned by DPEP.

     (b) DPEP has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 2,127,620 shares of Common Stock (including shares to be issued upon the conversion of preferred stock and the exercise of warrants).

     (c) Except as set forth in Item 3 above, none of the entities or individuals identified in Item 2 above has effected any transactions in the Common Stock in the 60 days prior to the date of this statement.

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CUSIP No. 038505103                                            Page 5 of 6 Pages


     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Common Stock beneficially owned by DPEP.

     (e) DPEP ceased to be the beneficial owner of more than five percent of the Common Stock on March 10, 2003.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.
         -----------------------------------

     On March 10, 2003, the transactions contemplated by the Financing Purchase Agreement and the Warrant Repricing Agreement were consummated and the Voting Agreement was terminated in accordance with its terms.

CUSIP No. 038505103                                            Page 6 of 6 Pages

                                    Signature
                                    ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2003
                                         DOMAIN PUBLIC EQUITY PARTNERS, L.P.

                                         By: Domain Public Equity Associates,
                                                L.L.C., General Partner

                                         By: Domain Associates, L.L.C.



                                         By /s/ Kathleen K. Schoemaker
                                           ----------------------------------
                                                     Managing Member